JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

09 June 2003

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America


03022704

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement re Closing of Transaction with Birra Peroni SpA - **Dated 4 June 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704 USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286 USA

SABMILLER ANNOUNCES CLOSING OF TRANSACTION WITH BIRRA PERONI

London, Johannesburg and Rome, 4 June 2003. SABMiller Plc ("SABMiller") announces the closing of its transaction with Birra Peroni SpA ("Birra Peroni"). SABMiller has acquired a 60% stake in Birra Peroni for €246 million and has entered into put and call arrangements with shareholders who have not sold their stake initially which, when fully exercised, will result in SABMiller increasing its shareholding in Birra Peroni to 97.8%.

ENDS

For further information:

Sue Clark Director of Corporate Affairs, SABMiller plc	 +44 (0) 20 7659 0191 Mobile: +44 (0) 7850 285 471
Nick Chaloner Communications Director, SABMiller plc	 +44 (0) 20 7659 0119 Mobile: +44 (0) 7880 502 755
Anna Miller Salzman Head of Investor Relations, SABMiller plc	 +44 (0) 20 7659 0106 Mobile: +44 (0) 7973 837 070